3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA  19103-2799

215.981.4000

Fax 215.981.4750

John M. Ford

direct dial:  215.981.4009

direct fax:  215.981.4750

fordjm@pepperlaw.com

November 28, 2012

Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549 Attn: Mary A. Cole, Esq.

Re:	Equinox Funds Trust 1940 Act File No. 811-22447 1933 Act File No. 333-168569

Dear Ms. Cole:

On behalf of Equinox Funds Trust (the “Trust”), this letter is being filed with the Securities and Exchange Commission via EDGAR to respond to oral comments of the Commission’s staff (the “Staff”) with respect to Post-Effective Amendment No. 40 (“PEA No. 40”) to the Trust’s Registration Statement on Form N-1A (“Registration Statement”).  PEA No. 40 was filed on September 14, 2012 pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”) to register the Equinox Campbell Strategy Fund, a new series of the Trust under the Investment Company Act of 1940 (the “1940 Act”) and to register such series’ shares under the 1933 Act (the “Fund”).

We appreciate the opportunity to address the Staff’s comments regarding certain disclosure contained in the Fund’s Prospectus and Statement of Additional Information .  We have organized this letter by setting forth the Staff’s comments in italicized text followed by the Trust’s response to the Staff’s comments.  Post-Effective Amendment No. 43 (“PEA No. 43”) to the Registration Statement has been filed with the Commission pursuant to Rule 485(b) under the Securities Act of 1933 (the “1933 Act”) to (i) incorporate changes discussed in this letter, and (ii) make other non-material changes.

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Division of Investment Management

U.S. Securities and Exchange Commission

November 28, 2012

PROSPECTUSES

Prospectus Summary –Fee Table and Expense Example

1.

In the fee table, will the line item “Management Fees” include the management fees of the Subsidiary?

Response:  The Prospectus has been revised to address the Staff’s comment.  A footnote to the fee table has been added to clarify that the Subsidiary’s management fees are included in the line item and that the Adviser has waived its advisory fees with respect to assets invested in the Subsidiary.

2.

Include in a footnote to the fee table that the fee table reflects the anticipated expenses of its wholly-owned foreign subsidiary (the “Subsidiary”) including any expenses of consolidated trading companies?

Response:  The Prospectus has been revised to address the Staff’s comment.

3.

Include fees and expenses of the trading companies including any performance fees in the fee table in “Other expenses” with a footnote disclosing that the investor indirectly bears the expenses of the trading companies, including any performance related.

Response:  The Prospectus has been revised to address the Staff’s comment.  In the initial prospectus, each Fund will include a footnote to the fee table disclosing (i) that the fee table does not reflect the expenses of the trading company, (ii) that investors in the Fund indirectly bear such expenses through the Fund’s or Subsidiary’s investment in a trading company, and (iii) the character of the fees charged by the trading company, including whether any performance fee arrangements exist.  At the subsequent updates to its registration statement, the Fund intends to revise this footnote to reflect the impact of the Subsidiary’s and any consolidated trading company’s fees and expenses as a percentage of net assets.

Prospectus Summary – Principal Investment Strategies

4.

To the extent that the Fund or Subsidiary enters into total return swap agreements, will the Fund cover the full notional value of underlying reference asset?

Response:  The Registrant’s understanding of current industry practice has been to treat a fund’s obligations with respect to cash-settled total return swap agreements in a manner similar to the treatment of cash-settled futures and forwards.  Accordingly, it is the Registrant’s belief that most mutual funds cover their total return swap obligations by

Division of Investment Management

U.S. Securities and Exchange Commission

November 28, 2012

segregating or earmarking assets equal to the net amount owed under the swap agreement, as determined daily, if any, rather than the notional value of the swap’s reference asset.  Such approach is consistent with the Commission’s and Staff’s published guidance with respect to cash-settled futures and forward contracts.  Nevertheless, with respect to this Fund, the Registrant will cover its obligations with respect to total return swap agreements entered by segregating or earmarking assets or otherwise offsetting its obligations in an amount equal to the notional value of a swap agreement’s reference asset.  The Registrant reserves the right to modify this position to conform with relevant Commission or Staff guidance published after the date of this letter or, after notice to the Staff, to conform with continuing and established industry practice to the extent such subsequent guidance is not forthcoming.

5.

In the second paragraph after the heading “Principal Investment Strategies” in the Prospectus Summary, clarify the term “low correlation.”

Response:  The Prospectus has been revised to address the Staff’s comment.  The term low correlation relates to the correlation between the Campbell Program and traditional asset classes.

6.

With respect to the wholly-owned foreign subsidiary (the “Subsidiary”) of the Fund, please provide representations that address the following:

(a)

Will the Fund look through the subsidiary regarding issuer diversification and industry concentration limitations?

Response:  Yes.  Each Fund will look through to the Subsidiary for purposes of measuring issuer diversification and industry concentration.  Note that the Fund is a non-diversified investment company under the 1940 Act.

(b)

Will the Registrant consolidate the financial statements of the Subsidiary and the Fund?

Response:  The financial statements of the Subsidiary will be included in the Fund’s financial statements included within its annual and semi-annual reports to shareholders.

(c)

Will the Subsidiary’s advisory contract (“Subsidiary Agreement”) comply with Section 15 of the 1940 Act and will it be approved in accordance with Section 15 by the Fund’s Board of Trustees?

Division of Investment Management

U.S. Securities and Exchange Commission

November 28, 2012

Response:  Section 15 is not applicable to the Subsidiary as it is not a registered investment company; however, the terms of the Subsidiary Agreement are consistent with the requirements for an investment advisory contract set forth in Section 15(a) of the 1940 Act.  With respect to approval by the Board of Trustees of the Trust, the Board of Trustees nor any Trustee has a position with the Subsidiary and, accordingly, has no capacity or authority as a matter of law to approve or disapprove the Subsidiary Agreement.  The Board of Trustees will receive and review information regarding the Subsidiary including the Subsidiary Agreement in connection with the start-up of the Fund.

(d)

Will the Subsidiary comply with Sections 10 and 16 of the 1940 Act?

Response:  Yes.  The Subsidiary will comply with Sections 10 and 16 of the 1940 Act to the extent applicable.

(e)

Will the Subsidiary submit to inspection by the Commission?  This could be documented in an undertaking in Part C.

Response:  Yes.  The Registrant will include an undertaking in Part C to the effect that the Subsidiary will submit to inspection by the Commission.

(f)

Will the subsidiary comply with Section 17(g) of the 1940 Act with respect to its custodial relationships?

Response:  The Subsidiary will be included as a joint insured with the Fund on a fidelity bond liability insurance policy.

7.

Consider revising the discussion regarding the Campbell Program to concisely and clearly describe such program consistent with “plain English” principles.

Response:  The prospectus has been revised to reflect the Staff’s comment.

8.

(a)

Will the Fund or the Subsidiary control a trading company or be the sole member of a trading company?

Response:  No.  The Fund will not “control” a trading company in which it invests; however, it may be the sole member of a trading company or hold economic interests in a trading company of 50% or more of the trading company.  For the following reasons a Fund will not “control” or have a controlling influence over the management or policies of a trading company regardless of the amount of outstanding LLC interests a Fund owns:

Division of Investment Management

U.S. Securities and Exchange Commission

November 28, 2012

1.

With respect to a trading company, the Fund may only purchase LLC interests or redeem LLC interests and the trading company operating agreement does not afford investors the right or ability to engage in any other activity with a trading company.

2.

The Fund does not have any voting power with respect to a trading company because the trading company LLC interests are not voting securities.  In no event would voting rights arise because of changes to the management of a trading company.  In the event the managing member or the CTA resign or otherwise are removed from a position, the trading company’s operating agreement provides for liquidation.

3.

As a member of a trading company, the Fund has no ability to effect a change in a trading company’s managing member or CTA or to make any changes to the operating agreement.

4.

As a member of a trading company or otherwise, the Fund has no ability to provide instructions to the managing member or CTA or effect operations of the trading company, including the trading company’s subscription process.  Neither the Fund nor its Adviser has the ability to determine which investors may purchase LLC interests of a trading company.

(b)

Will the Fund consolidate its financial statements with a trading company if the Fund or the Subsidiary holds an economic interest of 50% or more in a trading company?

Response:  Consistent with previous Staff requests, the Trust acknowledges the staff’s position regarding consolidation of financial statements when a Fund or its wholly-owned subsidiary holds an economic interest of 50% or more in another issuer including a trading company and, to the extent applicable, the Trust will prepare its financial statements in a manner consistent with such position.

Prospectus Summary – Principal Investment Risks

9.

Provide risk disclosure with respect to regulatory risk, particularly with respect to recent rulemaking initiatives of the CFTC and the potential for registration with the CFTC.

Response:  The Prospectus has been revised to reflect the Staff’s comment.

Prospectus – Other Comments

Division of Investment Management

U.S. Securities and Exchange Commission

November 28, 2012

11.

Comments with respect to the Prospectus Summary should be reflected in the section entitled “Additional Information about Principal Investment Strategies and Related Risks.”

Response:  The Prospectus has been revised to reflect the Staff’s comment.

STATEMENT OF ADDITIONAL INFORMATION

1.

To the extent a principal strategy, consider moving information with respect to writing and selling put and call options in the Prospectus.

Response: Writing and selling put and call options are not principal investment strategies of the Fund.

.

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As counsel to the Trust, we reviewed the Amendment and hereby represent that the Amendment does not contain disclosures that would render it ineligible to become effective under Rule 485(b) of the Securities Act.  This letter incorporates by reference the “Tandy Letter” signed by an officer of the Trust and attached hereto as Exhibit A.

Please direct any questions concerning this letter to the undersigned at 215.981.4009 or John P. Falco, Esq. at 215.981.4659.

Very truly yours,
/s/ John M. Ford
John M. Ford
cc:	Robert J. Enck, President, Equinox Funds Trust John P. Falco, Esq.

EQUINOX FUNDS TRUST
1775 SHERMAN STREET

SUITE 2500

DENVER, CO 80203

November 28, 2012

Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Attention: Mary A. Cole, Esq.
Re:	Equinox Funds Trust (the “Trust”) File Nos. 333-168569 and 811-22447

Dear Ms. Cole:

In connection with the Trust’s response to certain oral comments received from the staff of the Commission with respect to Post-Effective Amendment No. 40 to the Trust’s registration statement on Form N-1A filed with the Commission on September 14, 2012, respectively (the “Amendment”), the Trust is providing the following statement, as instructed:

The Trust acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the Amendment, (ii) Commission staff comments or changes to disclosure in response to staff comments in the Amendment reviewed by the staff do not foreclose the Commission from taking any action with respect to the Amendment, and (iii) the Trust may not assert staff comments with respect to the Amendment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions concerning this letter to John M. Ford, Esq. of Pepper Hamilton LLP, counsel to the Trust, at 215.981.4009 or, in his absence to John P. Falco, Esq. of Pepper Hamilton LLP at 215.981.4659.

Very truly yours,
/s/ Philip Liu
Philip Liu
Secretary
Cc:	John M. Ford, Esq.